Exhibit d(8)

Amendment No. 3 to the Investment Management Agreement

This Amendment No. 3 dated as of April 23, 2018 to the Investment Management Agreement (the “Amendment”) is entered into by and between BlackRock Variable Series Funds, Inc., a Maryland corporation (the “Corporation”), on behalf of the series named in Appendix A attached hereto (the “Fund”), and BlackRock Advisors, LLC, a Delaware limited liability company (the “Advisor”). Capitalized terms used herein and not otherwise defined shall have the meaning as set forth in the Management Agreement (as defined below).

WHEREAS, the Corporation, on behalf of the Fund, and the Advisor have entered into an Investment Management Agreement dated September 29, 2006 (the “Management Agreement”) pursuant to which the Advisor agreed to act as investment advisor to the Fund; and

WHEREAS, the Management Agreement provides that the Corporation, on behalf of the Fund, will pay to the Advisor a monthly fee in arrears at an annual rate equal to the amount set forth in Schedule A thereto; and

WHEREAS, the Management Agreement provides that the Management Agreement may be amended by the parties to the Management Agreement only if the amendment is specifically approved by a vote of the Board of Directors of the Corporation, including a majority of those Directors who are not parties to the Management Agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such approval, and, where required by the Investment Company Act of 1940, by a vote of the majority of the outstanding voting securities of each Fund (as defined in the Management Agreement); and

WHEREAS, the Board of Directors, including a majority of those Directors who are not interested persons of the Corporation, specifically approved this Amendment at an in-person meeting held on November 14-15, 2017;

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Schedule A of the Management Agreement is hereby amended as set forth on Appendix A attached hereto with respect to the Fund.

2.	Except to the extent supplemented hereby, the Management Agreement shall remain unchanged and in full force and effect, and is hereby ratified and confirmed in all respects as supplemented hereby.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 3 to the Investment Management Agreement to be executed by their officers designated below as of the day and year first above written.

BLACKROCK VARIABLE SERIES FUNDS, INC. on behalf of BlackRock S&P 500 Index V.I. Fund
By:	/s/ John M. Perlowski
	Name:	John M. Perlowski
	Title:	President and Chief Executive Officer
BLACKROCK ADVISORS, LLC
By:	/s/ Neal J. Andrews
	Name:	Neal J. Andrews
	Title:	Managing Director

Appendix A

Investment Advisory Fee

Portion of Average Daily Value of Net Assets	Investment Advisory Fee
BlackRock S&P 500 Index V.I. Fund	0.07%